FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

       Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ending: December 23, 2010
Commission File Number:  0-28542

                             ICTS International N.V.
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                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F ...X..        Form 40-F .....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Item 8.01         Other Events
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      On December 22, 2010 the Company through its wholly owned subsidiary, Huntleigh USA Corp, ("Huntleigh"), entered into a negotiation settlement agreement and special release with the Transportation Security Administration ("TSA"). Pursuant to the Settlement Agreement each party withdrew their claims against the other and each released the other unconditionally with respect to all claims, demands, losses and costs. No consideration was paid by either party to the other.

      On December 22, 2010, Huntleigh entered into a Settlement Agreement with the Department of Labor with respect to a $3,000,000 Consent Finding. The Settlement Agreement provides for Huntleigh to pay a total of $1,500,000 payable $100,000 on January 1, 2011 and eight semi-annual payments of $175,000, plus semi-annual interest of $3960. The failure of Huntleigh to make the payments will restore the $3,000,000 Consent Finding. When the Department of Labor makes payments to employees of the settlement amount, Huntleigh will be responsible for FICA taxes.

Item 9.01         Financial Statements and Exhibits
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(d)           Exhibits
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            1. Negotiated Settlement Agreement and Special Release between Huntleigh USA Corporation and the Transportation Security Administration; and

            2.    Settlement Agreement with the U.S. Department of Labor.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ICTS INTERNATIONAL N.V.

                                          By: /s/ Avraham Dan
                                              ---------------
                                              Avraham Dan, Managing Director

Dated: December 23, 2010